Exhibit 99.1

Brussels, 12 October 2010 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notifications that it has received.

1. Date: Notification of 08 October 2010

2. Notification by (person that notifies alone):

Capital Research and Management Company (CRMC)	333 South Hope Street, Los Angeles, CA 90071-1406, USA

3. Denominator: 1.603.275.614 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
Capital Research and Management Company (CRMC)	83.562.037	80.045.856	0	4,99%	0,00%
	TOTAL	80.045.856	0	4,99%	0,00%

Brussels, 12 October 2010 – 2 / 2

5. Date threshold crossed: 06 October 2010

6. Chain of controlled entities through which the shareholding is effectively owned:

The Capital Group Companies Inc. (parent undertaking) refers to its notification filed with the BFIC on 30 October 2008 (exemption set forth in article 21 §2 and 28 of the Royal Decree of 14.02.2008).

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com